UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Vineyard National Bancorp
    ---------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
    ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  927426106
    ---------------------------------------------------------------------
                               (CUSIP Number)

                            One Investments, LLC
                            c/o Douglas M. Kratz
                        852 Middle Road, Space #205,
                           Bettendorf, Iowa 52722
                               (563) 823-3300
    ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 13, 2007
    ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).








   CUSIP No. 927426106                13D

   1.   Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only) One Investments, LLC

   2.   Check the Appropriate Box if a Member of a Group

        (a)  /X/

        (b)  /_/

   3.   SEC Use Only

   4.   Source of Funds
        OO

   5.   Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                               /_/

   6.   Citizenship or Place of Organization
        Iowa

      Number of        7.   Sole Voting Power
      Shares                257,500
      Beneficially     8.   Shared Voting Power
      Owned by each         0
      Reporting        9.   Sole Dispositive Power
      Person With           257,500
                       10.  Shared Dispositive Power
                            0

   11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        257,500

   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                      /_/

   13.  Percent of Class Represented by Amount in Row (11)
        2.50%

   14.  Type of Reporting Person
        OO

   1.   Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only) Douglas M. Kratz

   2.   Check the Appropriate Box if a Member of a Group

        (a)  /X/

        (b)  /_/

   3.   SEC Use Only

   4.   Source of Funds
        PF

   5.   Check Box if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                               /_/

   6.   Citizenship or Place of Organization
        United States of America

      Number of        7.   Sole Voting Power
      Shares                272,500
      Beneficially     8.   Shared Voting Power
      Owned by each         0
      Reporting        9.   Sole Dispositive Power
      Person With           272,500
                       10.  Shared Dispositive Power
                            0

   11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        272,500

   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                      /_/

   13.  Percent of Class Represented by Amount in Row (11)
        2.64%

   14.  Type of Reporting Person
        IN

   1.   Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only) Perry B. Hansen

   2.   Check the Appropriate Box if a Member of a Group

        (a)  /X/

        (b)  /_/

   3.   SEC Use Only

   4.   Source of Funds
        PF

   5.   Check Box if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)                               /_/

   6.   Citizenship or Place of Organization
        United States of America

      Number of        7.   Sole Voting Power
      Shares                257,500
      Beneficially     8.   Shared Voting Power
      Owned by each         0
      Reporting        9.   Sole Dispositive Power
      Person With           257,500
                       10.  Shared Dispositive Power
                            0

   11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        257,500

   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                      /_/

   13.  Percent of Class Represented by Amount in Row (11)
        2.50%

   14.  Type of Reporting Person
        IN

   ITEM 1.   SECURITY AND ISSUER.

   This statement relates to the common stock, $.01 par value ("Common Stock"), of Vineyard National Bancorp, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1260 Corona Pointe Court, Corona, California, 92879.

   ITEM 2.   IDENTITY AND BACKGROUND.

   This statement is being filed by:

        (i) Douglas M. Kratz ("Kratz"), whose principal office is located at 852 Middle Road, Space #205, Bettendorf, Iowa 52722. Kratz currently serves as Chairman and Chief Executive Officer of Opportunity Bancshares, Inc., Bettendorf, Iowa and Vice Chairman of its wholly owned subsidiary, Opportunity Bank, N.A., Richardson, Texas. Kratz also serves as Chairman of National Bancshares, Inc., Bettendorf, Iowa, and a director of its wholly owned subsidiary, THE National Bank. He is also a principal investor in various privately held non-financial services related companies;

        (ii) Perry B. Hansen ("Hansen"), whose principal office is located at 852 Middle Road, Space #205, Bettendorf, Iowa 52722. Hansen currently serves as Chairman of Opportunity Bank, N.A., Richardson, Texas and President and director Opportunity Bancshares, Inc., Bettendorf, Iowa, parent company of Opportunity Bank, N.A. Hansen also serves as Chairman of THE National Bank, Bettendorf, Iowa and director of National Bancshares, Inc., parent company of THE National Bank. Hansen also serves as a director of Merrill Merchants Bank, Bangor, Maine. He is also a principal investor in various privately held non-financial services related companies; and

        (iii) One Investments, LLC, an Iowa limited liability company ("One Investments"). One Investments is an investment company formed and controlled by Mr. Kratz. Mr. Kratz owns 100% of the membership interest in One Investments and has sole investment decision with respect to all securities held by One Investments. One Investments' principal place of business is at 852 Middle Road, Space #205, Bettendorf, Iowa 52722.

   Kratz, Hansen and One Investments shall hereinafter be referred to as "Reporting Persons." The Reporting Persons may be deemed to be a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   (d-e) During the last five years none of Kratz, Hansen nor any officer or member of One Investments (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
   (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Each of Kratz and Hansen is a citizen of the United States. One Investments is an Iowa limited liability company.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The aggregate purchase price of the stock covered by this statement is
   $3,677,680.   The Common Stock purchased by each Reporting Person was
   purchased with his personal funds, or in the case of One Investments, with funds provided by Mr. Kratz.

   ITEM 4.   PURPOSE OF TRANSACTION.

   The Reporting Persons have acquired the Common Stock for the purpose of investment. While the Reporting Persons do not currently have definitive plans to do so, the Reporting Persons reserve the right in the future to (i) request representation on the board of directors,
   (ii) solicit consents, or proxies, to be used at a regular or special meeting of the shareholders of the Issuer (iii) seek the removal and/or replacement of one or more members of senior management of the Issuer, (iv) initiate a tender offer for some or all of the Common Stock, (v) seek to cause the Issuer to enter into one or more significant business transactions, and/or (vi) develop other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing.

   The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of Common Stock. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

   (a) As of the close of business on February 21, 2008, the Reporting Persons owned beneficially an aggregate of 530,000 shares of Common Stock, which constituted approximately 5.2% of the 10,285,775 shares of Common Stock outstanding as of December 31, 2007, as disclosed in the Issuer's financial statements included in its earnings press release filed on Form 8-K on January 30, 2008.

   (b) Kratz is the beneficial owner of 272,500 shares of Common Stock (including 15,000 shares held personally and the 257,500 shares held by One Investments, LLC), all which constituted approximately 2.6% of the Issuer's outstanding Common Stock. Kratz has the sole power to vote and to dispose of these shares.

   One Investments is the beneficial owner of 257,500 shares of Common Stock, which constituted approximately 2.5% of the Issuer's outstanding Common Stock. Kratz beneficially owns all of the shares of Common Stock held by One Investments and has the sole investment control of all securities held by One Investments. The shares of Common Stock held by One Investments are included in the total amount reported as beneficially owned by Kratz.

   Hansen is the beneficial owner of 257,500 shares of Common Stock, which constituted approximately 2.5% of the Issuer's outstanding Common Stock, and Hansen has the sole power to vote and to dispose of these shares.

   (c) Information with respect to transactions in the Common Stock effected by the Reporting Persons during the last sixty (60) days is set forth below:

                        Shares    Price Per      Where        Reporting
         Date:         Acquired:    Share:    Transacted:      Person:
         -----         --------    --------   ----------      ---------
   February 11, 2008    57,500       6.59     Open Market  One Investments
   February 11, 2008    57,500       6.59     Open Market       Hansen
   February 12, 2008    150,000      7.01     Open Market       Hansen
   February 12, 2008    150,000      7.01     Open Market  One Investments
   February 13, 2008    50,000       7.05     Open Market  One Investments
   February 13, 2008    50,000       7.05     Open Market       Hansen
   February 15, 2008     5,000       7.40     Open Market       Kratz
   February 19, 2008     7,000       7.42     Open Market       Kratz
   February 21, 2008     3,000       7.63     Open Market       Kratz

   Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

   (d)  N/A

   (e)  N/A

   ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
               WITH RESPECT TO SECURITIES OF THE ISSUER.

   There are no formal agreements between Kratz, Hansen and One Investments with respect to the Issuer or the Common Stock, however, Kratz and Hansen have orally agreed to work together with respect to the Issuer and the Common Stock. There are no other contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other persons with respect to the Issuer or the Common Stock.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

   Exhibit A Agreement Relating to the Filing of Joint Statements
             Pursuant to Rule 13d-1(k)

   SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: February 22, 2008


                                 ONE INVESTMENTS, LLC.



                                 By:  /s/ Douglas M. Kratz
                                     -------------------------------
                                 Name:  Douglas M. Kratz
                                 Its:   Chairman



                                 /s/ Douglas M. Kratz
                                 -----------------------------------
                                 Douglas M. Kratz



                                 /s/Perry B. Hansen
                                 -----------------------------------
                                 Perry B. Hansen




          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)